000-25273 SEC FILE NUMBER

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	CUSIP NUMBER 458045 10 1

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended:	June 30, 2002

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Insurance Management Solutions Group, Inc.

Full Name of Registrant

Former Name if Applicable

360 Central Avenue

Address of Principal Executive Office (Street and Number)

St. Petersburg, Florida 33701

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2002 within the prescribed time period due to the fact that the Company’s Board of Directors (including the Special Committee thereof) has been considering and, on August 15, 2002, took certain actions described in a press release filed today by the Company with the Securities and Exchange Commission on Schedule TO as a preliminary communication made before the commencement of a tender offer. Given the timing of these actions, the Company could not file its Quarterly Report on Form 10-Q for the three months ended June 30, 2002 by the prescribed due date without unreasonable effort or expense.

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PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David M. Howard	727	803-2040

(Name)	(Area Code)	(Tel. Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

Yes   ☒    No   ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes   ☒    No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s outsourcing services revenues decreased $5.9 million, or 37.1%, to $10.0 million for the three months ended June 30, 2002 from $15.9 million for the corresponding period in 2001. This decrease was primarily attributable to decreased claims processing revenue resulting from the absence of tropical storm activity during the first 6 months of 2002 as compared to the corresponding period of 2001, coupled with the continued decrease in affiliated outsourcing revenue from Bankers Insurance Group, Inc. (including its insurance subsidiaries, “BIG”), the Company’s parent, related to the continuing decline in affiliated direct written premium (“DWP”) generated from BIG’s automotive, homeowners, worker’s compensation, and commercial lines of insurance business. BIG’s homeowners DWP volumes decreased 58.7% and its automobile DWP volumes decreased 71.0% during the second quarter of 2002 as compared to the corresponding period of 2001. The Company expects BIG’s homeowners DWP volumes to decrease further as a result of the sale of BIG’s Florida wind-inclusive policies to an unaffiliated third party effective February 2002 and BIG’s automobile DWP volumes to decrease further due to changes in underwriting guidelines effective this year. As previously reported, effective July 1, 2002, the Company amended its existing service agreement with BIG. As a result of such amendment, effective as of July 1, 2002, the Company no longer provides policy administration or claims processing services for BIG’s personal (i.e., automobile and homeowners) insurance lines of business or claims processing for BIG’s commercial insurance line of business. However, the Company continues to provide policy administration, claims administration and data processing services in connection with BIG’s flood insurance line of business. In addition, pursuant to the amended service agreement, the Company continues to provide BIG with information technology hosting and support services for a fixed monthly fee. The Company also continues to provide BIG with various other back-office support services, including cash office processing, records management, policy assembly, and print and mail distribution services, in connection with all of BIG’s personal and commercial insurance lines of business.

Insurance Management Solutions Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2002	By:	/s/ David M. Howard

David M. Howard Chairman, President and Chief Executive Officer

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